Exhibit 99.1

FOR IMMEDIATE RELEASE

Brunei Darussalam: Signature of the Production Sharing Agreement on Block J

Paris, March 10, 2003 — TotalFinaElf announces that it has signed a Production Sharing Agreement with the Brunei National Petroleum Company for Block J in the deep offshore waters of Brunei Darussalam.

TotalFinaElf, operator with a 60% interest, is associated with BHP Billiton (25%) and Amerada Hess (15%). The Joint Venture had been selected for the Block J early 2002 following the International Licensing round launched by the Government of Brunei Darussalam in January, 2001.

Block J covers an area of approximately 5,000 square kilometres and its southern boundary is located around 100 kilometres north west of Brunei Darussalam in water depths ranging from 800 to 2,100 metres.

In this country, TotalFinaElf is also the operator of Block B which daily produces around 106 million cubic feet of gas and up to 8,000 barrels of oil.

This new Production Sharing Agreement represents a major reinforcement for TotalFinaElf in Brunei Darussalam’s oil and gas sector, and is in line with the Group’s strategy of strengthening its presence in South-East Asia.

* * * * *